Exhibit 99.1
Vast Renewables Limited Announces Operational and Financial Results for First Half of Fiscal 2025
Operational and Funding Highlights
•Subsequently announced AUD30 million non-dilutive grant will be released from AUD65 million of funding announced in February 2023 by the Minister for Climate Change and Energy, Hon Chris Bowen MP, and Australian Renewable Energy Agency ("ARENA").
•Vast and its consortium partner, global energy company Mabanaft, have awarded international engineering group Fichtner and German e-fuels leader contracts to commence pre-front-end engineering and design (FEED) work for SM1.
•Subsequently signed a development services agreement with GGS Energy LLC (“GGS Energy”), a leading energy transition development company with deep project development experience, to pursue a commercial-scale synthetic fuels project in the Southwest United States (Project Bravo).
•Vast successfully completes large-scale testing of its CSP receiver tower in February 2025, marking the final technical milestone ahead of deployment.
Financial Metrics for Six Months Ended December 31, 2024
•Total revenue of $6.6 million, consisting of grant revenue
•Available cash and equivalents of $6.9 million
•Net loss of $5.7 million primarily attributable to the business engaging more engineers and project consultants to deliver studies and basic design of “VS1” (a 30 MW / 288 MWh reference CSP plant located in Port Augusta, South Australia)
•Total diluted common shares outstanding as of December 31, 2024 of 29,973,504
Sydney, February 28, 2025 — Vast Renewables Limited (“Vast” or the “Company”) (Nasdaq: VSTE), a renewable energy company specializing in concentrated solar thermal power (“CSP”) energy systems that generate zero-carbon, utility-scale electricity and industrial process heat, today announced operational and financial results for the first half of the Company’s fiscal 2025, comprising the six months ended December 31, 2024.
Funding Commitments
During the first half of fiscal year 2025, Vast announced several funding commitments from strategic partners, including signing an updated funding agreement to access up to AUD30 million of its existing AUD65 million grant from ARENA. The funding will support Vast’s green technology manufacturing and project development activities as it deploys its next generation CSP solution to deliver the clean, dispatchable power and heat that the world needs. CSP is an obvious technology to deploy in one of the sunniest countries on Earth in furtherance of Australia’s energy transition. By capturing and storing the sun’s energy as heat, CSP has the potential to power homes, industry and transport with green, reliable and affordable energy. The AUD30 million funding will also support Vast in the final project development activities ahead of Final Investment Decision (FID) on VS1 in early 2025.
Operational Events
During the first half of fiscal year 2025, Vast continued to make progress on its first utility-scale project for power generation, known as VS1, located in Port Augusta in South Australia.
To aid in this development, Vast executed an Exclusive Collaboration Agreement with Masters & Young, a manufacturer of printed circuit boards ("PCBs"). The parties have agreed to collaborate exclusively in relation to Heliostat PCBs, master transmitted PCBs, Vast Master Controller, Vast Master Transmitter and Vast Master Drive boards, with a view of Masters & Young supplying such products to any project developed by or supplied by Vast that uses Vast’s CSP technology, including VS1.

The Company has achieved a breakthrough with the successful launch of a first-of-its-kind CSP receiver tower. Craig Wood, CEO of Vast, said: “This innovation in our receiver tower is driving even greater performance from our clean energy solution. By harnessing Australia’s abundant natural resources, our projects aim to spark the growth of a domestic CSP industry while creating export opportunities to deliver Australian green technology to clean energy projects worldwide. We’re proud of the breakthroughs we’ve achieved, and the immense potential our technology has to play a vital role in the world’s decarbonisation efforts.”

The Company also announced that its wholly owned subsidiary, Vast Renewables Holdco Corp., signed a development services agreement with GGS Energy LLC, a leading energy transition development company with deep project development experience, to pursue a commercial-scale synthetic fuels project in the Southwest United States (Project Bravo).

About Vast
Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity and industrial heat, and to enable the production of green fuels. Vast’s CSP v3.0 approach to CSP utilizes a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.
On December 19, 2023, Vast was listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.
Visit www.vast.energy for more information.
Contacts
For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com
For US media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com
For Australian media:
Nick Albrow
Wilkinson Butler
nick@wilkinsonbutler.com
Forward Looking Statements
The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the Port Augusta project, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast’s ability to manage growth; Vast's ability to execute its business plan, including the completion of the Port Augusta project , at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast, including in relation to Vast's recent business combination; the inability to recognize the anticipated benefits of Vast's recent business combination; costs related to that business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, as amended on November 7, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov.